

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 3, 2011

<u>Via U.S. Mail and Facsimile (312) 922-7747</u>
Robert Kite
Chief Executive Officer
Card Activation Technologies Inc.
53 West Jackson Blvd., Suite 1618
Chicago, IL 60604-3749

> Re: **Card Activation Technologies Inc.**
> **Form 10-K**
> **Filed January 12, 2011**
> **File No. 000-52556**

Dear Mr. Kite:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Introduction, page 1

1. Your common stock is considered a penny stock pursuant to Rule 3a51-1so you are unable to claim the safe harbor provided by Section 21E of the Securities Exchange Act of 1934. Please remove the reference.

Business, page 1

2. We note your disclosure in your liquidity section regarding your company's need to raise funds for working capital in order to develop your business plan. Please disclose in this section that you need to raise funds in order to develop your business plan.

3. Please provide additional disclosure regarding U.S. Patent No. 6,032,859, including its name and a general description of its relevant applications.

4. We note that all of your revenue in 2009 and 2010 was generated through settlements with third parties who were infringing on your patent. As a result, it appears that your litigation activities are material to your business. Please provide more disclosure here or in Item 3 regarding (i) your current cases, (ii) cases that settled in 2010 and (iii) amounts you received in each settlement.

5. We note your statement that you "have entered into settlement and license agreements with 12 major retailers." However, on page 17, you disclose that you have not executed any royalty generating license agreements. Please reconcile these statements.

Liquidity and Capital Resources, page 7

6. Please provide a more detailed assessment of your financial condition and liquidity outlook. For example, disclose how long your current funds will sustain the company and how much additional financing the company will require to meet its current and future cash needs. Also provide more information about the company's specific spending commitments and funding requirements, including litigation expenses. If you are unable to obtain additional funds, explain how that will impact your ability to perform existing contracts, acquire new business, and develop new products and services.

Summary Compensation Table, page 28

7. Please note that pursuant to Item 402(o)(7), you are required to provide narrative disclosure identifying any item included in All Other Compensation. Please explain why the company distributed its investment account to its CEO. Please disclose how the decision was made and approved.

8. Please provide narrative disclosure regarding the bonus payments made to Michael Malet in 2010 and 2009, including any performance criteria applied to determine the amounts payable. In addition, please describe the decision making process the board used to determine that such bonuses should be paid and which executive officers and directors were involved.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities and Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

Robert Kite
Card Activation Technologies Inc.
March 3, 2011
Page 3

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Brandon Hill, attorney-advisor, at (202) 551-3268 Celeste Murphy, Legal Branch Chief, at (202) 552-3257 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Celeste Murphy for
Larry Spirgel
Assistant Director